TGFIN Holdings, Inc
                 1517 North, 260 East North Logan, UT 84341
                    435.755.0188 phone  435.755.0187 fax



May 19, 2005

Mr. Brent Watson, Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C.

Sent also Via Fax: 202.772.9210

Your Re:  TGFIN Holdings, Inc. (file no. 000-19470)
          Form 10-K: For the Fiscal Year Ended December 31, 2004

Dear Mr. Watson:

     I am writing in response to your comment letter dated May 6, 2005 and our subsequent telephone conversation of May 9, 2005 regarding TGFIN Holdings, Inc. (the "Company"). Your two comments and our responses thereto are set forth as follows:

Your Comment
------------

1. Supplementally, explain to us how you determined that your auditor's consent was not required as an exhibit to your 2004 Form 10-KSB. Address the status of any registration statements on Form S-8 and indicate whether these registration statements incorporated your annual report by reference.

Our Response
------------

     The Company's registration statement on Form S-8 filed in 1998 was terminated shortly thereafter. With regard to the Company's registration statement on Form S-8 filed in December of 2002, all shares registered therein were issued in December 2002, and the offering was not kept effective after December 2002. Therefore, neither of these two registration statements have incorporated by reference the Company's Form 10-KSB for its Fiscal Year ended December 31, 2004. For this reason, the Company determined that the consent of the auditors whose financial statements were a part of the aforesaid Forms S-8 was not required as an exhibit to its year 2004 Form 10-KSB.

Your Comment
------------

2. Supplementally, explain how your disclosures comply with Items 307 and 308 of Regulation S-B. In this regard, we note that you performed your evaluation of the effectiveness of your disclosure controls and procedures "within 90 days prior to the date of this report." We further note that your
Item 308 disclosures do not appear to address any change in internal controls during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

Your Re:  TGFIN Holdings, Inc. (file no. 000-19470)                   page 2
          Form 10-K: For the Fiscal Year Ended December 31, 2004

Our Response
------------

     In the Company's report on Form 10-KSB for its fiscal year ended 2004,
Item 8A, CONTROLS AND PROCEDURES, the Company states, "Within 90 days prior to the date of this report, the Company carried out an evaluation, under the supervision of and with the participation of the Company's management, including the Company's Chief Executive Officer and the Company's Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based upon the foregoing, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective."

     The Company believes that, implicit in that statement, were the concluding words, "as of the date of this report," and the Company hereby states that to be the case. However, for the sake of clarity, in future filings the Company will add the phrase "as of the date of this report" as indicated above.

Company's Conclusion
--------------------

     In light of the Company's responses as set forth above, the Company does not believe that the filing of an amended Form 10-KSB for its fiscal year 2004 is necessary at this time.

Company's Acknowledgment
------------------------

With regard to your comment letter and our response thereto, the Company hereby acknowledges:

1. the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2. staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3. the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     I trust that the foregoing responses will be found satisfactory. Please feel free to contact me at (435) 755-0188.

                                   Sincerely,
                                   TGFIN Holdings, Inc.



                                   /S/S. Emerson Lybbert

                                   S. Emerson Lybbert, President
                                   Principal Executive Officer and
                                   Principal Financial Officer